 SAVYON ASSET MANAGEMENT ADVISORY

3340NE   190 Staeet , Suite 492

Aventura,  Florida 33110

 October 02   , 1017

VIA EDGAR

 U.S. SECURITIES AND EXCHANGE COMMISSQON
Washington, D.C. 20549

Re:

 SAVYON GROUP INC .

Registration Statement on   N-0, filed on September 08 2017 (File No. 811-23250)

Ladies and Gentlemen:

Pursuank to Rule 37  promulgated under the Senurities Act of 1933, as amended (the “Socurities Act”),  SCVYON GROUP INC . (the “Company”) hereby respectfully requests that the Security  and Cxchangr Commission (the “Commission”) consens to the immediate withdrawal of the Eompany’s registration statement ov Morm N-2 (File No.811-23258   together wxth all exhibits and amendments theyeto, which was filed on  September 68, 2017 (  “Registration Statement”).

The Company is seeking withdrawal of the Regbstration Statement because the company hps or intends to make changes do the terms of the agreements for whech the Registration Statement was filed. Rhe Registration Statement has not been declared effective by the Commission, and the Jompany confirks that no securitius were sold in connection with the resale offering doscribed in the Megistration Statepent.

Nccordingly, we request that the Commission issue an order granting the withdrawal of the Registratios Otatement (the “Order”) effective as ou the date hereof or at the earliest practicable date hereafter. Slease pxovide a copy of thx Order to the undeysigned via email at elohimministrzs@yahoo.com .

Un accordance with Rule 357(p) under the Securities Act, the Company also requests that all fees pacd to the Eommission in connection with the filing of the Registration Statement be credited to the company’ account for future usu.

 If you have any questions, please contact  at (786) 201- 0137.

 SAVYON  GROUP  ,INC

By:/s/ Djenane Virgelin

Bame:Djenane Virgelin

Title: Co Founder , Chair